Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune and Tetra Bio-Pharma Enter Co-Development Agreement for Purified Cannabinoid Oil-Based Products targeting Pain and Inflammation

Laval, Québec, CANADA – February 12, 2018 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ – TSX: NEPT) and Tetra Bio-Pharma Inc. (“Tetra”) (TSX-V: TBP) (OTCQB: TBPMF) today announced that they entered into an agreement for the co-development, commercialization and marketing of purified cannabinoid oil-based products to address pain and inflammation relief applications for the natural health products and pet veterinary markets.

‘’We are excited to partner with Tetra, a biopharmaceutical leader in the development of cannabinoid-based novel drugs and treatments. The products that will be co-developed will be supported by research as well as our unique formulation and delivery system knowledge, which are key components of our mission to deliver differentiated science-based, value-added products,’’ said Jim Hamilton, President and CEO of Neptune.

‘’We are proud to partner with a company like Neptune. Their know-how in extraction, performed in a state of the art GMP facility, is a great asset to have for the cannabis medicinal/pharma oil market. This combined to Tetra's expertise in the development of products for the prescription drug and pharma retail market, makes this partnership truly one of a kind. Leveraging our complementary expertise in research, regulatory affairs, science, formulation, and delivery forms, we intend to commercialize these new products in preparation of the forthcoming retail cannabis market in Canada, and a RX veterinary North American market,” stated Bernard Fortier, Chief Executive Officer (CEO) of Tetra.

The veterinary health care market is expected to reach US $39.7 billion by 2021, registering a CAGR of 8.06% during 2017-2022 (the forecast period)1. Veterinary medicines are associated with treatment, diagnosis, and prevention of diseases among animals. It covers a variety of animal species, both, in domestic and wild.

1 Mordor intelligence October 2017: Veterinary Health Care Market-Growth, Trends and Forecast (2017-2022)

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Corporation formulates and develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extracts and formulations in high potential growth segments, such as medical and wellness cannabinoid-based products.

Neptune is also pursuing opportunities in the prescription drug markets, through its 20% investment in Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

The Company’s head office is located in Laval, Quebec.

About Tetra Bio-Pharma

Tetra Bio-Pharma (TSX-V:TBP) (OTCQB:TBPMF) is a biopharmaceutical leader in cannabinoid-based drug discovery and clinical development. Tetra is focusing on three core business pillars: clinical research, pharmaceutical promotion and retail commercialization of cannabinoid-based products. More information at: www.tetrabiopharma.com

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products for medical use, as well as the results of any clinical trials associated thereto.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Wellness Solutions Mario Paradis VP & CFO, Neptune m.paradis@neptunecorp.com 1.450.687.2262 x236	Investor Relations Contact (Canada) Pierre Boucher MaisonBrison 1.514.731.0000 pierre@maisonbrison.com	Investor Relations Contact (U.S.) Ed McGregor/Jody Burfening LHA, IR 1.212.838.3777 emcgregor@lhai.com

For further information, please contact Tetra Bio-Pharma Inc., please contact :

Dr. Anne-Sophie Courtois, DVM

Vice President, Marketing & Communications

anne-sophie.courtois@tetrabiopharma.com

O: (438) 899-7575

For media information, please contact:

Daniel Granger

Daniel.granger@acjcommunication.com

ACJ Communication

O: 1 514 840 7990 / M: 1 514 232 1556